Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fanbase Social Media, Inc.
976 Jefferson St. NW Suite I
Atlanta, GA 30318
fanbase.app

Up to $4,999,989.00 in Class B Non Voting Common Stock at $3.95
Minimum Target Amount: $9,997.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fanbase Social Media, Inc.
Address: 976 Jefferson St. NW Suite I, Atlanta, GA 30318
State of Incorporation: DE
Date Incorporated: October 01, 2019

Terms:

Equity

Offering Minimum: $9,997.45 | 2,531 shares of Class B Non Voting Common Stock
Offering Maximum: $4,999,989.00 | 1,265,820 shares of Class B Non Voting Common Stock
Type of Security Offered: Class B Non Voting Common Stock
Purchase Price of Security Offered: $3.95
Minimum Investment Amount (per investor): $244.90

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u> These time based perks are based off of the launch date of 9/23/2022

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

<u>Amount-Based Perks:</u>

$400+ | Bronze Tier

Early Access to new Fanbase features on the platform.

$1,000+ | Silver Tier

Early access to new Fanbase features on the platform, and 10,000 loves to use on Fanbase and verified profile badge.

$2,500+ | Gold Tier

Early access to new Fanbase features on the platform, 15,000 loves to use on Fanbase and a Fanbase T-Shirt and verified profile badge.

$5,000+ | Platinum Tier

Early access to new Fanbase features on the platform, 20,000 loves to use on Fanbase, a Fanbase T-Shirt and an early investor gold verified profile badge.

$10,000+ | Diamond Tier

10% bonus shares, early access to new Fanbase features on the platform, 30,000 loves to use on Fanbase, a Fanbase T-Shirt, an early investor gold verified profile badge, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Fanbase you are eligible for additional bonus shares.

The 10% Bonus for StartEngine Shareholders*

Fanbase Social Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.95 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $395. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Fanbase is a subscription-based social network that allows users to follow creators for FREE and also subscribe to the same user for the recurring prices ranging from $2.99 to $99.99 a month to exclusive content they create.

Fanbase also provides the ability to "Like" and "Love" content. "Likes" are FREE engagement but when you "Love" a post you tip the content creator half a penny. Users buy "Love" in packs of 100, 500, 1000, 2,500, 10,000, and 25,000 for 99¢, $4.99, $9.99, $23.99, $89.99, and $219.99. Use "Love" for photos, unlocking exclusive posts one at a time or gifting while a user is broadcasting live. Everyone can create a Fanbase profile and monetize their own content. The platform takes 20% of all revenue from in-app purchases generated by users buying subscriptions and loves.

Fanbase was originally founded as Fanbase Media LLC in Georgia on April 1 2018 and converted from a Georgia LLC to a Delaware C-Corp on October 1st, 2019 as Fanbase Social Media, Inc. The CEO of Fanbase is also the current CEO and owner of two other entities, entities and Publisher of a third entity, please refer to the Directors & Officers section and Risk Factors of this offering memorandum for more details.

Competitors and Industry

In general, subscription-based services are exploding. The subscription video, music, content, and gaming market generated $21.2 Billion in 2020. With Fanbase creating a subscriber relationship directly with the users creates the opportunity to tap into all of these markets on one platform.

Dominant players in the content subscription space include:

- OnlyFans

- Patreon

Patreon earned an estimated $I60 million in annualized revenue in 2021. As of October 2022, its valuation was $1.5 Billion. This rapid growth is attributed to the inability of creatives to make money during the Covid-19 crisis.

Both Patreon and OnlyFans operate in different and niche markets. First, neither are also social networks in addition to paid subscription services and second, because OnlyFans also allows pornography on its platform which we believe limits its scalability.

In our view, Fanbase separates itself from these competitors by our design bringing content monetization, gamification, and conversation to one singular microcast social network.

Current Stage and Roadmap

Fanbase closed its second crowdfunding round in March 2022 and was founded in Atlanta, Ga. As a company, we have grown to 35 personnel and over 380,000 users of

Fanbase via our application which is currently available in the Apple iOS app store and the Google Play store worldwide.

Current functionality includes subscriber audio chat rooms and a short form video creator called "Flickz", as well as the ability to post/subscribe/give and receive "Loves" and earn money for your creator content.

Future Roadmap:

Looking to the future, our goal is to continue to scale our user base and functionality to keep up the demand for new alternatives to existing social media apps.

The Team

Officers and Directors

Name: Isaac Hayes III

Isaac Hayes III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Secretary, Treasurer, Founder and Director
  Dates of Service: April, 2018 - Present
  Responsibilities: Customary Responsibilities of the President, such as leading the company in managing all aspects of the business. Isaac receives annual compensation of $1.00. Fanbase is Mr. Hayes primary role. Mr. Hayes currently is also the CEO and owner of two other businesses and Publisher with a third company. He plans on taking a salary from Fanbase once a significant raise of capital is completed. He currently only commits approximately 5 hours per week to the other two entities, and he oversees all directions and decision at all companies.

Other business experience in the past three years:

- **Employer:** Isaac Hayes Enterprises
  Title: CEO
  Dates of Service: December, 2013 - Present
  Responsibilities: Manage the name, image, likeness, and intellectual assets of the late Isaac Hayes.

Other business experience in the past three years:

- **Employer:** Chartcontrol LLC
  Title: Owner
  Dates of Service: March, 2006 - Present
  Responsibilities: Songwriter/ Producer

Other business experience in the past three years:

- **Employer:** Ike Father Ike Son Music
  Title: Publisher
  Dates of Service: March, 2006 - Present
  Responsibilities: Songwriter/ Administrator

Name: Ramiro Canovas

Ramiro Canovas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: May, 2018 - Present
  Responsibilities: In his role as Chief Technology Officer at Fanbase, he handles all the technology layers of the platform from development to integrations to data analytics.

Other business experience in the past three years:

- **Employer:** ConsultR
  Title: Founder and CEO
  Dates of Service: January, 2012 - Present
  Responsibilities: Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and designers. Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and designers. Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and designers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company also referred to as "we", "us", "our", or "Fanbase" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $4,999,989.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Fanbase Social Media Inc. was formed on 10/01/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fanbase Social Media Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Fanbase is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fanbase or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fanbase could harm our reputation and materially negatively impact our financial condition and business.

CERTAIN INVESTMENT RISK FACTORS

AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISKS, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION IN THESE OFFERING DOCUMENTS IS ADVISABLE PRIOR TO INVESTING. PROSPECTIVE INVESTORS SHOULD READ ALL SECTIONS OF THESE OFFERING DOCUMENTS AND ARE STRONGLY URGED AND EXPECTED TO CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS BEFORE INVESTING IN THE SHARES. THE INFORMATION IN THESE OFFERING DOCUMENTS CONTAINS BOTH HISTORICAL AND FORWARD-LOOKING STATEMENTS. PLEASE BE ADVISED THAT THE COMPANY'S ACTUAL FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS PERFORMANCE MAY DIFFER MATERIALLY FROM THAT ESTIMATED BY THE COMPANY IN FORWARD-LOOKING STATEMENTS. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTEXT, CERTAIN OF THE FACTORS THAT IT CURRENTLY BELIEVES COULD CAUSE ACTUAL FUTURE RESULTS TO DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS. THE DIFFERENCES

MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO, ADVERSE ECONOMIC CONDITIONS, COMPETITORS (INCLUDING THE ENTRY OF NEW COMPETITORS), INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOME THAN ANTICIPATED, FLUCTUATION AND VOLATILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES OR OTHER PERSONNEL, AND OTHER RISKS THAT MAY OR MAY NOT BE REFERRED TO IN THESE RISK FACTORS.

SPECIFIC RISK FACTORS

On October 1, 2019, the Company was converted from a Georgia limited liability company to a Delaware C corporation in order to attract investors and generate growth equity. The Company's predecessor entity, Fanbase Media, LLC, began development of its application in July of 2018 and subsequently launched its application on December 5, 2018. Therefore, the Company has limited operating history upon which prospective Investors may evaluate its performance. Our business is at an early stage of development and launch of our platform. Because we have little operating history, you will have difficulty evaluating our business and future prospects and we cannot predict if or when we will achieve profitability. As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers. Our planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value. The business currently conducted by the Company is at an early stage and is financially speculative. Furthermore, the number of users who may utilize our services and platform is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and platform and our ability to capture a share of this market with the services and offerings we plan to develop. We may not be able to recruit enough users to our platform. Our business depends on attracting users to post content that will generate paid subscribers and in-app purchases. We may be unable to attract a sufficient number of users to post content that generates enough subscribers to meet our revenue goals. We may not be able to sell enough subscriptions and in-app purchases to meet our revenue goals. We may not be able to sell the subscriptions for the price that we are seeking, and in such event we may be unable to meet our capital requirements. In addition, we may not be able to command the same subscription revenue that other platforms with equal amounts of subscribers command. Our competitors may recruit users away from our platform. While we believe our platform offers a new model for content subscription and for payment to users, we may not be able to retain such users. In the event that users migrate from the Company's platform our operations and results will be adversely affected. Rapid growth may strain our resources. We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations. Our risk management efforts may not be effective which could result in unforeseen losses. We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks and operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return. The timing and amount of revenues will impact our use of proceeds of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price or value of the Class B Non-Voting Common Stock of the Company (the "Common Stock") could decline. Prospective Investors must undertake their own due diligence. The Subscription Agreement, including the exhibits thereto (the "Offering Documents") include limited information regarding the Company, our current and future business and operations, our management and our financial condition. The Offering Documents are not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Offering Documents will not omit to state a material fact which a prospective investor may believe to be an important factor in determining if an investment in the Common Stock offered hereby is appropriate for such Investor. As a result, prospective investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in the Offering Documents. Stockholders may lose their entire investment if we fail to implement our business plan. We have no demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business plan. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case stockholders may lose their entire investment. There may be unanticipated obstacles to execution of our business plan. Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish our platform in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain a significant number of users. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems, or technical difficulties which .vould result in material delays in implementation will not occur. We are susceptible to adverse economic conditions. While we intend to finance our operations and the growth of our business from funding and cash flow from operations, if adverse economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our products and services and, as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to the Company. We may face significant competition from other social media platforms and digital apps and our operating results will suffer if we fail to compete effectively. Our business operates in a highly competitive market. Competition presents an ongoing threat to the success of our business. We compete with companies that provide social, media, and communication products and services that are designed to engage users on the web, mobile devices and online generally. The main competition for Fanbase includes other similar, existing social media platforms. Many of our competitors and potential competitors have greater financial resources and other resources, including research and development, technology, programming, testing, regulatory compliance, and marketing capabilities and, as a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. These factors also may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We face significant competition in every aspect of our business, including from companies that facilitate communication and the sharing of content and information and companies that distribute video and other forms of media content. We compete with companies that offer products across broad platforms that replicate capabilities we provide. Some of our competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us. Those users in our target market are aware of and actively engaging with other social media similar to our platform. In the event that users increasingly engage with other social media, we may experience difficulty attracting sufficient users or a decline in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including: by making acquisitions; or by integrating competing platforms, applications, or features into products they control such as mobile device operating systems, search engines, browsers, or e-commerce platforms. As a result, our competitors may acquire and engage users or generate other revenue at the expense of our own efforts, which may negatively affect our business and financial results. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including: • the popularity, usefulness, ease of use, performance, and reliability of our application compared to our competitors' applications; • the size and composition of our user base; • the engagement of users with our application and competing social media; • our safety and security efforts and our ability to protect user data and to provide them with control over their data; • our ability to distribute our application to new users; • our ability to monetize our application; • customer service and support efforts; • our ability to establish and maintain user interest in integrating their content on our platform; • changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on us; • acquisitions or consolidation within our industry, which may result in more formidable competitors; • our ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and product managers; • our ability to cost-effectively manage and grow our operations; and • our reputation and brand strength relative to those of our competitors. If we are not able to compete effectively, the level of engagement of our base of users may not grow or may shrink, and our revenue and results of operations may be materially and adversely affected. We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position. The Company (via its predecessor entity) began development of its application in July of 2018 and launched its application on December 5, 2018, and even after this offering, if we are able to create revenues, we will need to raise additional capital. In order to continue operating, we will need to obtain additional financing, either through borrowings, private offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our stockholders or that result in our stockholders losing all of their investment in our Company. The volatile credit and capital markets could have a material adverse effect on our financial condition. Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. The Common Stock constitute restricted securities and is subject to limited transferability The Common Stock should be considered a long-term, illiquid investment. The Common Stock has not been registered under the Securities Act, and cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Common Stock is not registered under any state securities laws that would permit its transfer. Because of these restrictions and the absence of an active trading market for our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation. The Stockholder Agreement to which each investor will become a party also contains contractual restrictions that restrict, and in many cases eliminate, the ability of an investor to sell, pledge or otherwise transfer any of its Common Stock. There is no public trading market for our Common Stock. There is no established public trading marketing for the Common Stock and there can be no assurance that one will ever develop. Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business or the cost of their investment. As a result, holders of our securities may not find purchasers for our securities should they attempt to sell securities held by them. Only accredited investors or institutions with no need for immediate short-term liquidity should purchase the Common Stock. Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business. We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities. If we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures. The success of our business strategy depends on our continued ability obtain and to use trademarks and service marks in order to increase brand awareness and develop our branded offerings. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded offerings to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent, as do the laws of the United States. We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer, the loss of whom could materially harm our business. We rely upon the accumulated knowledge, skills and experience of Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer. If they were to leave us or become incapacitated, we likely would suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance or lump sum disability insurance policies for Mr. Hayes or Mr. Cánovas. We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer for the day-to-day operations of the Company and our business, and on ConsultR as the entity responsible for our application development. The day-to-day operations of the Company will be the responsibility of Mr. Hayes and Mr. Cánovas. ConsultR is responsible for the current and future development of our application. There can be no assurance that they, or any successor, will be able to operate the business successfully or develop the application further, as the case may be. There can be no assurance that the management team of the business on the effective date the investment is made will remain the same or continue to be affiliated with the business throughout the period the investment is held. If we are unable to recruit additional executives and personnel, we may not be able to execute our forecast business strategy and our growth may be hindered. Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management and technology personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. Other than with Mr. Cánovas, our chief technology officer, we do not have employment agreements with any of our executives currently and there can be no assurance that we will be successful in retaining their services. A diminution or loss of their services could significantly harm our business, prospects, financial condition and results of operations.] Because we will likely issue additional shares of our capital stock, investment in the Company could be subject to substantial dilution. . Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 6,100,000 shares of Class B Non-Voting Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. If we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially. Members of our Board and our executive officers will have other business interests and obligations to other entities. None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business. Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them. Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reason of their being or having been our directors or officers. The projections and only management's estimates of future results based on assumptions made at the time the projections were developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions and many other factors that are not predictable can have a material adverse impact on the reliability of projections. Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company or the Investor. New and existing regulations and burdens of regulatory compliance may directly impact the business and operating results of, or otherwise have a material adverse effect on, the Company. Failure to comply with any of these laws, rules and regulations, some of which are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, which may have material adverse effects. Our failure to retain and add users would materially adversely affect the Company. If we fail to retain and add users, or if users decrease their level of engagement with the Company's application, then our revenue, financial results, and business may be significantly harmed. The number of the Company's users and their level of engagement with our application are critical to our success. The Company's financial performance will be significantly determined by its success in adding, retaining, and engaging active users on the Company's application. If people do not perceive our application to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if: • users engage with other competitive applications; • we fail to introduce new features that users find engaging and attractive or if we introduce new products or services that are not favorably received; • users have difficulty installing, updating, or otherwise accessing our products on mobile devices; • user behavior on our application changes, including decreases in the quality and frequency of content shared on our application; • we are unable to continue to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance; • there are decreases in user sentiment due to questions and concerns about the quality or usefulness of our application or our data practices, or concerns related to privacy and sharing, safety, security, well-being, or other factors; • we are unable to obtain or attract engaging user content; • users adopt new technologies where our products may be displaced in favor of other social media or may not be featured or otherwise available; • there are changes mandated by legislation, regulatory authorities, or litigation that adversely affect our products or users; • there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we may implement in the future in connection with regulations, regulatory actions or otherwise; • technical or other problems prevent us from delivering our application in a rapid and reliable manner or otherwise affect the user experience, such as security breaches or failure to prevent or limit spam or similar content; • we adopt terms, policies, or procedures related to areas such as sharing, content, or user provider data that are perceived negatively by our users or the general public; • we elect to focus our product decisions on longer-term initiatives that do not prioritize near term user growth and engagement; • initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise; • third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued; • there is decreased engagement with our products as a result of taxes imposed on the use of social media or other mobile applications in certain countries, or other actions by governments that may affect the accessibility of our products in their countries; • we fail to provide adequate customer service to users, developers, or other partners; and • we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, including as a result of our or their data practices and appropriateness of content on our platform; If we are unable to grow the number of users and their engagement with our application, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products less attractive to other users which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations. Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control. Our success will be heavily dependent upon content access and sharing through mobile devices. There is no guarantee that popular mobile devices will feature our products, or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the iOS operating system, the Android operating system, and mobile browsers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, or in their terms of service or policies that degrade our platform's functionality, reduce or eliminate our ability to distribute content, or give preferential treatment to competitive products or platforms could adversely affect the usage of our platform and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our platform works well with a range of mobile technologies, products, systems, networks, and standards that we do not control. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing a platform that operates effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices, or if our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and engagement could be harmed. From time to time, we may also take actions regarding the distribution of our platform or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, or other business partners, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth, engagement, and monetization could be adversely affected and our business could be harmed. Actions by governments that restrict access to social media in their countries could substantially harm our business and financial results. Governments of one or more countries in which we intend to operate may seek to censor content available on our platform in their country, restrict access to our platform from their country entirely, or impose other restrictions that may affect the accessibility of our platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict user access to our platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to grow the number of our users and their engagement may be adversely affected. As a result, we may not be able to grow our revenue as anticipated, and our financial results could be adversely affected. Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could adversely affect our business. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide our platform. Our use of cloud-based services could also increase the risk of security breaches as cyber-attacks on cloud environments are increasing to almost the same level as attacks on traditional information technology systems. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users could result in the loss or misuse of such data, which could harm our business. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, and may occur on our systems in the future. We may encounter attempts to create false or undesirable user accounts, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Our efforts to address undesirable activity on our platform may also increase the risk of retaliatory attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our platform, impair our internal systems, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results. Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • our ability to grow the number of our users and their engagement; • the pricing of our platform; • our ability to generate revenue from payments made by users, or other products we may introduce in the future; • changes to our platform or the development and introduction of new products or services by us or our competitors; • user behavior or changes to our platform that may reduce traffic to our platform; • increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations; • costs related to our safety, security, and content review efforts; • our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner; • system failures or outages or government blocking, which could prevent us from operating for any period of time; • breaches of security or privacy, and the costs associated with any such breaches and remediation; • changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions; • fees paid to users or third parties for content; • adverse litigation judgments, settlements, or other litigation-related costs; • changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees; • the overall tax rate for our business; • the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period; • changes in U.S. generally accepted accounting principles; and • changes in global business or macroeconomic conditions. Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in the number of our users or their engagement, or otherwise harm our business. We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect the growth in the number of users and their engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results. We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal bases for transferring data from Europe to the United States is invalidated, if we are unable to transfer data between and among countries and regions in which we may operate, or if we are restricted from sharing data among our products and services, it could affect the manner in which we provide our services, which could adversely affect our financial results. Proposed or new legislation and regulations could also significantly affect our business. For example, the European

General Data Protection Regulation (GDPR) took effect in May 2018 and will apply to our platform used by people in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union. In addition, the GDPR requires submission of breach notifications to a designated European privacy regulator and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. The California Consumer Privacy Act, or AB 375, was also recently passed and creates new data privacy rights for users, effective in 2020. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of our platform, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices. We may not be able to protect our intellectual property and if successful claims are brought against us, we may incur substantial liability. We may infringe on intellectual property rights of others. If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected. While we rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our intellectual property rights, there can be no assurance that such these agreements and laws will be sufficient to protect our intellectual property. Third parties may knowingly or unknowingly infringe our intellectual property rights, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement, enforce our rights or defend claims that we are infringing the rights of others. Although we generally intend to take measures to protect our intellectual property rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and that compete with our business. If the protection of our intellectual property rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results. We could, in the future, be party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations. Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non infringing technology or practices, or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations could be adversely affected as a result of an unfavorable resolution of any potential disputes and/or litigation referred to above. Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of users and their engagement, and adversely affect our financial results. Our reputation and ability to attract, retain, and serve our users is dependent upon the reliable performance of our platform and our underlying technical infrastructure. We may in the future experience interruptions in the availability or performance of our platform from time to time. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as expected, users may not use our platform as often in the future, or at all. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate increased demands, which may adversely affect our user engagement. In addition, our business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, adverse weather conditions, other natural disasters, power loss, terrorism, geopolitical conflict, cyber-attacks, or other catastrophic events. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services, which may adversely affect our financial results. A substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Our platform's internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected. Our platform's internal systems rely on software, including software developed or maintained internally or by third parties,that is highly technical and complex. In addition, our platform's internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely may contain undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our ability to protect the data of our users or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results. Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons. We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted. Third parties we use in our operations are subject to payment processing risk. Our users pay for our service using a variety of different payment methods, including credit and debit cards, prepaid cards, direct debit, online wallets and direct carrier and partner billing. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payment processing, loss of payment partners and/or disruptions or failures in our payment processing systems or payment products, including products used to update payment information, our revenue, operating expenses and results of operation could be adversely impacted. In addition, we may encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our chargeback rate at acceptable levels, card networks may impose fines and our card approval rate may be impacted. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business. Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business. We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our platform over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our user acquisition and retention could be negatively impacted. Negative publicity could adversely affect our business and operating results. Negative publicity about our industry, our Company, our platform, our users, content on our platform, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our users, outsourced service providers or other counter-parties, failure by us or our users and other partners to meet minimum standards of appropriate content, service and quality and compliance failures and claims. Taxation. Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows. The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position, results of operations, and cash flows. The Common Stock is not a suitable investment for all prospective investors. The Common Stock is being offered only to persons who meet certain suitability requirements. The fact that a prospective investor meets the suitability requirements established by us for this offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe the Offering Documents as constituting legal or tax advice. Before making any decision to invest in us, investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. Each investor is consenting to the risks and the conflicts of interest described or inherent in these Offering Documents. We do not intend to pay dividends for the foreseeable future. We do not intend to pay any dividends (in cash or otherwise) on our capital stock. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board. The dual class structure of our common stock has the effect of giving complete voting control of the Company to our Chief Executive Officer. This voting structure will limit or preclude your ability to influence corporate matters. Holders of our Class A Voting Common Stock have one vote per share and holders of our Class B Non-Voting Common Stock have no voting rights. Stockholders who hold shares of Class A Voting Common Stock hold all of the voting power of our outstanding capital stock. Because holders of Class B Non-Voting Common Stock have no voting rights, the holders of our Class A Voting Common Stock collectively control all of the voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval. Additionally, the Company's board of directors will have responsibility for the Company's activities, and Investors will not be able to make investment or any other decisions concerning the management of the Company. The interests of certain stockholders may be in conflict with the interests of other stockholders. The stockholders of the Company, including the Investor, may have conflicting investment, tax and other interests with respect to their investment in the Company. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of the investment and the timing of disposition thereof. As a consequence, conflicts of interest may arise in connection with the decisions made by the board of directors and stockholders, including with respect to the structuring of the investment in a manner that may be more beneficial for one stockholder, than for another stockholder, especially with respect to stockholders' individual tax situations. Miscellaneous Risks The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Our business is at an early stage of development and we may not develop products or services that can be commercialized and we have a limited operating history.

On October 1, 2019, the Company was converted from a Georgia limited liability company to a Delaware C corporation in order to attract investors and generate growth equity. The Company's predecessor entity, Fanbase Media, LLC, began development of its application in July of 2018 and subsequently launched its application on December 5, 2018. Therefore, the Company has limited operating history upon which prospective Investors may evaluate its performance. Our business is at an early stage of development and launch of our platform. Because we have little operating history, you will have difficulty evaluating our business and future prospects and we cannot predict if or when we will achieve profitability.

As we are a development stage business, we have a limited operating history and are subject to risks of business development.

The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers.

Our planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value.

The business currently conducted by the Company is at an early stage and is financially speculative. Furthermore, the number of users who may utilize our services and platform is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and platform and our ability to capture a share of this market with the services and offerings we plan to develop.

We may not be able to recruit enough users to our platform

Our business depends on attracting users to post content that will generate paid subscribers and in-app purchases. We may be unable to attract a sufficient number of users to post content that generates enough subscribers to meet our revenue goals. We may not be able to sell enough subscriptions and in-app purchases to meet our revenue goals. We may not be able to sell the subscriptions for the price that we are seeking, and in such event we may be unable to meet our capital requirements. In addition, we may not be able to command the same subscription revenue that other platforms with equal amounts of subscribers command

Our competitors may recruit users away from our platform.

While we believe our platform offers a new model for content subscription and for payment to users, we may not be able to retain such users. In the event that users migrate from the Company's platform our operations and results will be adversely affected.

Rapid growth may strain our resources.

We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Our risk management efforts may not be effective which could result in unforeseen losses.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks and operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The timing and amount of revenues will impact our use of proceeds of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price or value of the Class B Non-Voting Common Stock of the Company (the "Common Stock") could decline.

Prospective Investors must undertake their own due diligence.

The Subscription Agreement, including the exhibits thereto (the "Offering Documents") include limited information regarding the Company, our current and future business and operations, our management and our financial condition. The Offering Documents are not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Offering Documents will not omit to state a material fact which a prospective investor may believe to be an important factor in determining if an investment in the

Common Stock offered hereby is appropriate for such Investor. As a result, prospective investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in the Offering Documents.

Stockholders may lose their entire investment if we fail to implement our business plan.

We have no demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business plan. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case stockholders may lose their entire investment.

There may be unanticipated obstacles to execution of our business plan.

Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish our platform in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain a significant number of users. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which could result in material delays in implementation will not occur.

We are susceptible to adverse economic conditions.

While we intend to finance our operations and growth of our business from funding and cash flow from operations, if adverse economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our products and services and, as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to the Company.

We may face significant competition from other social media platforms and digital apps and our operating results will suffer if we fail to compete effectively.

Our business operates in a highly competitive market. Competition presents an ongoing threat to the success of our business. We compete with companies that provide social, media, and communication products and services that are designed to engage users on the web, mobile devices and online generally. The main competition for Fanbase includes other similar, existing social media platforms. Many of our competitors and potential competitors have greater financial resources and other resources, including research and development, technology, programming, testing, regulatory compliance, and marketing capabilities and, as a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. These factors also may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We face significant competition in every aspect of our business, including from companies that facilitate communication and the sharing of content and information and companies that distribute video and other forms of media content. We compete with companies that offer products across broad platforms that replicate capabilities we provide. Some of our competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us. Those users in our target market are aware of and actively engaging with other social media similar to our platform. In the event that users increasingly engage with other social media, we may experience difficulty attracting sufficient users or a decline in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including: by making acquisitions; or by integrating competing platforms, applications, or features into products they control such as mobile device operating systems, search engines, browsers, or e-commerce platforms. As a result, our competitors may acquire and engage users or generate other revenue at the expense of our own efforts, which may negatively affect our business and financial results. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including: • the popularity, usefulness, ease of use, performance, and reliability of our application compared to our competitors' applications; • the size and composition of our user base; • the engagement of users with our application and competing social media; • our safety and security efforts and our ability to protect user data and to provide them with control over their data; • our ability to distribute our application to new users; • our ability to monetize our application; • customer service and support efforts; • our ability to establish and maintain user interest in integrating their content on our platform; • changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on us; • acquisitions or consolidation within our industry, which may result in more formidable competitors; • our ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and product managers; • our ability to cost-effectively manage and grow our operations; and • our reputation and brand strength relative to those of our competitors. If we are not able to compete effectively, the level of engagement of our base of users may not grow or may shrink, and our revenue and results of operations may be materially and adversely affected.

We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.
The Company (via its predecessor entity) began development of its application in July

of 2018 and launched its application on December 5, 2018, and even after this $10,000 offering, if we are able to create revenues, we will need to raise additional capital. In order to continue operating, we will need to obtain additional financing, either through borrowings, private offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our stockholders or that result in our stockholders losing all of their investment in our Company.

The volatile credit and capital markets could have a material adverse effect on our financial condition.

Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition.

The Common Stock constitute restricted securities and is subject to limited transferability

The Common Stock should be considered a long-term, illiquid investment. The Common Stock has not been registered under the Securities Act, and cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Common Stock is not registered under any state securities laws that would permit its transfer. Because of these restrictions and the absence of an active trading market for our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation. The Stockholder Agreement to which each investor will become a party also contains contractual restrictions that restrict, and in many cases eliminate, the ability of an investor to sell, pledge or otherwise transfer any of its Common Stock.

There is no public trading market for our Common Stock.

There is no established public trading marketing for the Common Stock and there can be no assurance that one will ever develop. Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business or the cost of their investment. As a result, holders of our securities may not find purchasers for our securities should they attempt to sell securities held by them. Only accredited investors or institutions with no need for immediate short-term liquidity should purchase the Common Stock.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities. If we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

The success of our business strategy depends on our continued ability obtain and to use trademarks and service marks in order to increase brand awareness and develop our branded offerings.

If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded offerings to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent, as do the laws of the United States.

We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer, the loss of whom could materially harm our business.

We rely upon the accumulated knowledge, skills and experience of Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer. If they were to leave us or become incapacitated, we likely would suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance or lump sum disability insurance policies for Mr. Hayes or Mr. Cánovas.

We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer for the day-to-day operations of the Company and our business, and on ConsultR as the entity responsible for our application development.

The day-to-day operations of the Company will be the responsibility of Mr. Hayes and Mr. Cánovas. ConsultR is responsible for the current and future development of our application. There can be no assurance that they, or any successor, will be able to operate the business successfully or develop the application further, as the case may be. There can be no assurance that the management team of the business on the effective date the investment is made will remain the same or continue to be affiliated with the business throughout the period the investment is held.

If we are unable to recruit additional executives and personnel, we may not be able to execute our forecast business strategy and our growth may be hindered.

Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management and technology personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. Other than with Mr. Cánovas, our chief technology officer, we do not have employment agreements with any of our executives currently and there can be no assurance that we will be successful in retaining their services. A diminution or loss of their services could significantly harm our business, prospects, financial condition and results of operations.]

Because we will likely issue additional shares of our capital stock, investment in the Company could be subject to substantial dilution.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 6,100,000 shares of Class B Non-Voting Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. If we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially. The Company is likely to create an equity incentive pool in the future for its personnel and this will result in dilution for investors. On October 20, 2020, the Company intended to effect a 5:1 forward stock split, whereby each outstanding share of Class A Voting Common Stock and Class B Non-Voting Common Stock would automatically convert into five (5) shares of Class A Voting Common Stock and Class B Non-Voting Common Stock, respectively. The Amended and Restated Certificate of Incorporation, filed on October 2020, failed to include the necessary language to effectuate the forward stock split. The Company subsequently ratified and implemented the stock split pursuant to Section 204 of the Delaware General Corporation Law.

Members of our Board and our executive officers will have other business interests and obligations to other entities.

None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the

Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reason of their being or having been our directors or officers.

The projections and only management's estimates of future results based on assumptions made at the time the projections were developed.

There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions and many other factors that are not predictable can have a material adverse impact on the reliability of projections.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company or the Investor.

New and existing regulations and burdens of regulatory compliance may directly impact the business and operating results of, or otherwise have a material adverse effect on, the Company. Failure to comply with any of these laws, rules and regulations, some of which are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, which may have material adverse effects.

Our failure to retain and add users would materially adversely affect the Company.

If we fail to retain and add users, or if users decrease their level of engagement with the Company's application, then our revenue, financial results, and business may be significantly harmed. The number of the Company's users and their level of engagement with our application are critical to our success. The Company's financial performance will be significantly determined by its success in adding, retaining, and engaging active users on the Company's application. If people do not perceive our application to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if: • users engage with other competitive applications; • we fail to introduce new features that users find engaging and attractive or if we introduce new products or services that are not favorably received; • users have difficulty installing, updating, or otherwise accessing our products on mobile devices; • user behavior on our application changes, including decreases in the quality and frequency of content shared on our application; • we are unable to continue to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance; • there are decreases in user sentiment due to questions and concerns about the quality or usefulness of our application or our data practices, or concerns related to privacy and sharing, safety, security, well-being, or other factors; • we are unable to obtain or attract engaging user content; • users adopt new technologies where our products may be displaced in favor of other social media or may not be featured or otherwise available; • there are changes mandated by legislation, regulatory authorities, or litigation that adversely affect our products or users; • there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we may implement in the future in connection with regulations, regulatory actions or otherwise; • technical or other problems prevent us from delivering our application in a rapid and reliable manner or otherwise affect the user experience, such as security breaches or failure to prevent or limit spam or similar content; • we adopt terms, policies, or procedures related to areas such as sharing, content, or user provider data that are perceived negatively by our users or the general public; • we elect to focus our product decisions on longer-term initiatives that do not prioritize near term user growth and engagement; • initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise; • third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued; • there is decreased engagement with our products as a result of taxes imposed on the use of social media or other mobile applications in certain countries, or other actions by governments that may affect the accessibility of our products in their countries; • we fail to provide adequate customer service to users, developers, or other partners; and • we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, including as a result of our or their data practices and appropriateness of content on our platform; If we are unable to grow the number of users and their engagement with our application, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products less attractive to other users which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations.

Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control.

Our success will be heavily dependent upon content access and sharing through mobile devices. There is no guarantee that popular mobile devices will feature our products, or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the iOS operating system, the Android operating system, and mobile browsers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, or in their terms of service or policies that degrade our platform's functionality, reduce or eliminate our ability to distribute content, or give preferential treatment to competitive products or platforms could adversely affect the usage of our platform and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our platform works well with a range of mobile technologies, products, systems, networks, and standards that we do not control. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing a platform that operates effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices, or if our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and engagement could be harmed. From time to time, we may also take actions regarding the distribution of our platform or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, or other business partners, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth, engagement, and monetization could be adversely affected and our business could be harmed.

Actions by governments that restrict access to social media in their countries could substantially harm our business and financial results.

Governments of one or more countries in which we intend to operate may seek to censor content available on our platform in their country, restrict access to our platform from their country entirely, or impose other restrictions that may affect the accessibility of our platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict user access to our platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to grow the number of our users and their engagement may be adversely affected. As a result, we may not be able to grow our revenue as anticipated, and our financial results could be adversely affected.

Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could adversely affect our business.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide our platform. Our use of cloud-based services could also increase the risk of security breaches as cyber-attacks on cloud environments are increasing to almost the same level as attacks on traditional information technology systems. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users could result in the loss or misuse of such data, which could harm our business. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, and may occur on our systems in the future. We may encounter attempts to create false or undesirable user accounts, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Our efforts to address undesirable activity on our platform may also increase the risk of retaliatory attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our platform, impair our internal systems, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

Our financial results may fluctuate and are difficult to predict.

We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • our ability to grow the number of our users and their engagement; • the pricing of our platform; • our ability to generate revenue from payments made by users, or other products we may introduce in the future; • changes to our platform or the development and introduction of new products or services by us or our competitors; • user behavior or changes to our platform that may reduce traffic to our platform; • increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations; • costs related to our safety, security, and content review efforts; • our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner; • system failures or outages or government blocking, which could prevent us from operating for any period of time; • breaches of security or privacy, and the costs associated with any such breaches and remediation; • changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions; • fees paid to users or third parties for content; • adverse litigation judgments, settlements, or other litigation-related costs; • changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees; • the overall tax rate for our business; • the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period; • changes in U.S. generally accepted accounting principles; and • changes in global business or macroeconomic conditions.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters.

Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in the number of our users or their engagement, or otherwise harm our business. We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect the growth in the number of users and their engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results. We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal bases for transferring data from Europe to the United States is invalidated, if we are unable to transfer data between and among countries and regions in which we may operate, or if we are restricted from sharing data among our products and services, it could affect the manner in which we provide our services, which could adversely affect our financial results. Proposed or new legislation and regulations could also significantly affect our business. For example, the European General Data Protection Regulation (GDPR) took effect in May 2018 and will apply to our platform used by people in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union. In addition, the GDPR requires submission of breach notifications to a designated European privacy regulator and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. The California Consumer Privacy Act, or AB 375, was also recently passed and creates new data privacy rights for users, effective in 2020. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of our platform, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

We may not be able to protect our intellectual property and if successful claims are brought against us, we may incur substantial liability.

We may infringe on intellectual property rights of others. If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected. While we rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our intellectual property rights, there can be no assurance that such these agreements and laws will be sufficient to protect our intellectual property. Third parties may knowingly or unknowingly infringe our intellectual property rights, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement, enforce our rights or defend claims that we are infringing the rights of others. Although we generally intend to take measures to protect our intellectual property rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and that compete with our business. If the protection of our intellectual property rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We could, in the future, be party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations. Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non infringing technology or practices, or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations could be adversely affected as a result of an unfavorable resolution of any potential disputes and/or litigation referred to above. Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of users and their engagement, and adversely affect our financial results. Our reputation and ability to attract, retain, and serve our users is dependent upon the reliable performance of our platform and our underlying technical infrastructure. We may in the future experience interruptions in the availability or performance of our platform from time to time. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as expected, users may not use our platform as often in the future, or at all. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate increased demands, which may adversely affect our user engagement. In addition, our business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, adverse weather conditions, other natural disasters, power loss, terrorism, geopolitical conflict, cyber-attacks, or other catastrophic events. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services, which may adversely affect our financial results. A substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide.

Our platform's internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected.

Our platform's internal systems rely on software, including software developed or maintained internally or by third parties, that is highly technical and complex. In addition, our platform's internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely may contain undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our ability to protect the data of our users or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted.

Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted.

Third parties we use in our operations are subject to payment processing risk.

Our users pay for our service using a variety of different payment methods, including credit and debit cards, prepaid cards, direct debit, online wallets and direct carrier and partner billing. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payment processing, loss of payment partners and/or disruptions or failures in our payment processing systems or payment products, including products used to update payment information, our revenue, operating expenses and results of operation could be adversely impacted. In addition, we may encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our chargeback rate at acceptable levels, card networks may impose fines and our card approval rate may be impacted. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our platform over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our user acquisition and retention could be negatively impacted.

Negative publicity could adversely affect our business and operating results.

Negative publicity about our industry, our Company, our platform, our users, content on our platform, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our users, outsourced service providers or other counter-parties, failure by us or our users and other partners to meet minimum standards of appropriate content, service and quality and compliance failures and claims.

Taxation.

Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows. The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position, results of operations, and cash flows.

The Common Stock is not a suitable investment for all prospective investors.

The Common Stock is being offered only to persons who meet certain suitability requirements. The fact that a prospective investor meets the suitability requirements established by us for this offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe the Offering Documents as constituting legal or tax advice. Before making any decision to invest in us, investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. Each investor is consenting to the risks and the conflicts of interest described or inherent in these Offering Documents.

We do not intend to pay dividends for the foreseeable future.

We do not intend to pay any dividends (in cash or otherwise) on our capital stock. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board.

The dual class structure of our common stock has the effect of giving complete voting control of the Company to our Chief Executive Officer.

This voting structure will limit or preclude your ability to influence corporate matters. Holders of our Class A Voting Common Stock have one vote per share and holders of our Class B Non-Voting Common Stock have no voting rights. Stockholders who hold shares of Class A Voting Common Stock hold all of the voting power of our outstanding capital stock. Because holders of Class B Non-Voting Common Stock have no voting rights, the holders of our Class A Voting Common Stock collectively control all of the voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval. Additionally, the Company's board of directors will have responsibility for the Company's activities, and Investors will not be able to make investment or any other decisions concerning the management of the Company.

The interests of certain stockholders may be in conflict with the interests of other stockholders.

The stockholders of the Company, including the Investor, may have conflicting investment, tax and other interests with respect to their investment in the Company. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of the investment and the timing of disposition thereof. As a consequence, conflicts of interest may arise in connection with the decisions made by the board of directors and stockholders, including with respect to the structuring of the investment in a manner that may be more beneficial for one stockholder, than for another stockholder, especially with respect to stockholders' individual tax situations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Chief Executive Officer does not currently receive a salary for his role with the Company and is the CEO of two other entities.

Mr. Hayes currently is also the CEO and owner of two other businesses. He plans on taking a salary from Fanbase once a significant raise of capital is completed. He currently only commits approximately 5 hours per week to the other two entities, and he oversees all directions and decision at all companies.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Isaac Hayes III	16,625,000	Class A Voting Common Stock	75.62%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,265,820 of Class B Non Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 18,300,000 with a total of 16,625,000 outstanding.

Voting Rights

Voting rights: Voting rights: Each holder of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more series, to vote thereon pursuant to this Certificate of Incorporation (including and amendment to designate the terms of any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non Voting Common Stock

The amount of security authorized is 6,100,000 with a total of 4,875,482 outstanding.

Voting Rights

There are no voting rights associated with Class B Non Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 16,625,000
  Use of proceeds: Issuance of shares to Founder. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non-Voting Common Shares
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 875,000
  Use of proceeds: General business operations. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
  Date: December 10, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $3,420,891.74
  Number of Securities Sold: 2,998,405
  Use of proceeds: Working capital and product development. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
  Date: June 28, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $2,304,273.22
  Number of Securities Sold: 960,383
  Use of proceeds: Further development of the app and new employee hires. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
  Date: April 30, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to Year ended December 31, 2022

Revenue

Revenues were $134,898 in 2022 as compared to $161,696 in 2021 and earned from user purchases within the App Stores.

Cost of Revenue

The cost of revenues was $326,803 and $296,884 in 2022 and 2021, respectively, which represented direct payouts to recipients who have earned the monies from other application users.

Gross Margins

Gross profit (loss) was ($191,905) and ($135,188) during 2022 and 2021, respectively.

Expenses

During 2022, the Company's expenses included research and development of the company's application software that hosts its social media platform for an amount of $1,435,398, at 53% of total expenses, general and administrative expenses including personnel and other for an amount of $1,047,643 at 39% of total expenses, and sales and marketing expenses primarily consisting of advertising and social media costs of $231,408. We increased the headcount in all departments as we continued to scale up operations. We continued to invest in developing our application as operations grew.

Historical results and cash flows:

In 2022, we had cash used in operating activities of $2,872,285 primarily due to our net loss.

In 2022, we purchased property and equipment of $11,286.

In 2022, we had net proceeds from the issuance of common stock of $3,428,968.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2021 we had cash of approximately $605,000

As of September 2022 we had cash of approximately $595,000

As of March 31, 2023, we had cash on hand of approximately $1,084,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds of this campaign will enable us to expand operations and increase revenue generating efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without the campaign, we would run out of cash in less than 12 months. We would scale back operations and reduce our monthly burn rate to save without funds from the upcoming campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount plus cash on hand as of March 31, 2023, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of approximately $270,000 for expenses related to our development and personnel costs

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for twelve months. This is based on a current monthly burn rate of approximately $270,000 for strategic user acquisition, development, other marketing efforts, operations, and legal expenses

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is exploring potential interest among institutional investors or Reg A+ offering.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** ConsultR
  Names of 20% owners: Ramiro Canovas
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company's CTO is the owner of their primary vendor ConsultR. ConsultR is also a Class B shareholder of The Company's stock. ConsultR provides programming services in relation to the company's app.
  Material Terms: The company pays a monthly amount to ConsultR for all app development services. This amount varies but is approximately 106k per month currently. For the years ended December 31, 2022, and 2021 the Company paid ConsultR fees associated with the development and programing of their app in the amounts of $1,265,135 and $928,459, respectively. These amounts are included in the research and development expenses on the income statement. As of December 31, 2022, and 2021, accounts payable included $0 and $38,963, respectively, related to invoices payable to ConsultR.

Valuation

Pre-Money Valuation: $84,926,903.90

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. First, the company completed a review of similarly situated companies that previously raised money during seed rounds and operate in the same industry.

For example, one competitor in the marketplace is Fanhouse which is a Patreon-style fan-funding service. Fanhouse raised $20M Series A Round from Andreessen Horowitz at the same time it was about to surpass $10 million in creator payouts in less than two years in May 2022. Fans can pay a monthly fee to access exclusive content, which includes text, photo, video and audio uploads. Fanhouse also just implemented integration with Spotify. Fanhouse takes 10% of creator earnings. The most recent public data available online is that in May 2021 when Fanhouse raised an initial $1.3M, it had 650 creators and 5,600 monthly active users.

Second, in another comparison, the company also analyzed a newer social media platform, Dispo. The app lets you take unfiltered photos and post them online, much like how we used disposable cameras and polaroids back in the day. In 2021, Dispo raised $20 Million at an approx $200M valuation based on a report from Axios. Before that raise, the company had raised $4M in October 2020. At the time of the 2021 raise the app had only just recently released a new test version of its disposable camera-inspired app. Dispo has celebrity backing and was created by YouTube star David Dobrik.

We used the above two companies in comparison to Fanbase because they operate in a similar industry, and were at similar stages of the time of their fundraising. Fanhouse operates a more similar product, however, Fanbase has more functionality with TikTok migration, Subscriber Stories, Exclusive Audio Rooms, and Unlimited subscription capability. In this offering, Fanbase is only raising up to $2.6 Million at an approx. $85 Million Dollar Valuation with over 270,000 registered users to date.

Third, the Company analyzed the value of its product, the application and technology of the business, and the users currently using the app to make its determination.

Disclaimers

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company does not have any outstanding convertible securities currently.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.45 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  53.5%
  StartEngine Premium Deferred Fee

- *Operations*
  41.0%
  96.5% of funds The money will be used to continue the monthly cost of operations for the platform. Server costs, streaming partner fees, and accounting.

If we raise the over allotment amount of $4,999,989.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

> 5.5%

- *Marketing*
  10.0%
  This capital will be used launch an aggressive marketing campaign around revenue and user growth.

- *Operations*
  39.5%
  These funds will be used for hosting services, 3rd party services, legal and accounting fees.

- *Research & Development*
  45.0%
  Continual development of the platform with a 4 person team for stability, inovation and adding new functionality.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at fanbase.app (fanbase.app/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fanbase

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fanbase Social Media, Inc.

[See attached]

Fanbase Social Media, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 3

    Statement of Operations 4

    Statement of Changes in Stockholders' Equity 5

    Statement of Cash Flows 6

    Notes to Financial Statements .... 7 - 17

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Fanbase Social Media, Inc.
Atlanta, Georgia

Opinion

We have audited the financial statements of Fanbase Social Media, Inc., which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fanbase Social Media, Inc. as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fanbase Social Media, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 29, 2023
Los Angeles, California

Fanbase Social Media Inc.
BALANCE SHEET

As of December 31,	2022	2021
ASSETS		
Current assets:		
Cash	$ 1,213,731	$ 718,334
Prepaid expenses	102,681	16,912
Current assets	1,316,412	735,246
Property and equipment, net	74,541	90,909
Security deposit	27,165	27,165
Right of use assets	119,879	-
Investments	50,000	-
Total Assets	$ 1,587,997	$ 853,320
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 201,145	$ 135,011
Accrued expenses	10,704	-
Micropayment liabilities	143,805	116,421
Lease obligation, current portion	79,120	-
Current liabilities	434,774	251,432
Lease obligation, long term portion	43,623	-
Total liabilities	478,397	251,432
Stockholders' equity:		
Preferred stock, $0.01 par value, 25,000,000 shares designated, no shares issued or outstanding	-	-
Class A voting common stock, $0.01 par value, 148,750,000 shares designated, 16,625,000 shares issued and outstanding as of both December 31, 2022 and 2021	166,250	47,500
Class B non-voting common stock, $0.01 par value, 26,250,000 shares designated, 5,360,909 and 1,123,220 shares issued and outstanding as of December 31, 2022 and 2021	53,608	11,232
Additional paid-in capital	7,415,667	3,293,729
Equity issuance costs	(480,423)	(370,899)
Subscription receivable	(785,986)	(41,414)
Accumulated deficit	(5,259,516)	(2,338,260)
Total stockholders' equity	1,109,600	601,888
Total liabilities and stockholders' equity	$ 1,587,997	$ 853,320

See accompanying notes to the financial statements

For the year ended December 31,	2022	2021
Revenue	$ 134,898	$ 161,696
Cost of revenue	326,803	296,884
Gross profit (loss)	(191,905)	(135,188)
Operating expenses:		
Research and development	1,435,398	1,055,168
Sales and marketing	231,408	310,327
General and administrative	1,047,643	539,713
Total operating expenses	2,714,449	1,905,208
Loss from operations	(2,906,354)	(2,040,396)
Other (income)/expense	(3,112)	(1,849)
Interest expense	15,411	130
Provision for income taxes	797	-
Net loss	$ (2,919,450)	$ (2,038,677)
Weighted average common shares outstanding - basic and diluted	21,985,909	5,873,220
Net loss per common share - basic and diluted	$ (0.13)	$ (0.35)

See accompanying notes to the financial statements

Fanbase Social Media Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock: Class A Voting		Common Stock: Class B Non-Voting		Additional Paid-in	Equity	Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Issuance Costs	Receivable	Deficit	Equity
Balances at December 31, 2020	-	$ -	4,750,000	$ 47,500	459,993	$ 4,600	$ 819,793	$ (116,152)	$ (45,648)	$ (299,583)	$ 410,510
Issuance of common stock pursuant to Regulation CF	-	-	-	-	663,227	6,632	2,473,936	-	4,234	-	2,484,802
StartEngine issuance costs	-	-	-	-	-	-	-	(254,747)	-	-	(254,747)
Net loss	-	-	-	-	-	-	-	-	-	(2,038,677)	(2,038,677)
Balances at December 31, 2021	-	$ -	4,750,000	$ 47,500	1,123,220	$ 11,232	$ 3,293,729	$ (370,899)	$ (41,414)	$(2,338,260)	$ 601,888
Stock split 3.5 to 1	-	-	11,875,000	118,750	3,708,446	37,084	(155,834)	-	-	-	-
Issuance of common stock pursuant to Regulation CF	-	-	-	-	529,243	5,292	4,277,772	-	(744,572)	-	3,538,492
Equity Issuance Costs	-	-	-	-	-	-	-	(109,524)	-	-	(109,524)
Adoption of ASC 842	-	-	-	-	-	-	-	-	-	(1,806)	(1,806)
Net loss	-	-	-	-	-	-	-	-	-	(2,919,450)	(2,919,450)
Balances at December 31, 2022	-	$ -	16,625,000	$ 166,250	5,360,909	$ 53,608	$ 7,415,667	$ (480,423)	$ (785,986)	$(5,259,516)	$ 1,109,600

See accompanying notes to the financial statements

For the year ended December 31,	2022	2021
Cash flows from operating activities:		
Net loss	$ (2,919,450)	$ (2,038,677)
Depreciation expense	27,654	11,311
Amortization expense	1,058	-
Changes in operating assets and liabilities:		
Prepaid expenses	(85,769)	(16,912)
Security deposit	-	(27,165)
Accounts payable	66,134	35,109
Micropayment liabilites	27,384	116,421
Accrued expenses	10,704	-
Net cash used in operating activities	(2,872,285)	(1,919,913)
Cash flows from investing activities:		
Purchase of property and equipment	(11,286)	(102,220)
Net cash used in investing activities	(11,286)	(102,220)
Cash flows from financing activities:		
Related party advances/(payments), net	-	(186,238)
Investment purchased	(50,000)	-
Proceeds from issuance of common stock, net of issuance costs	3,428,968	2,230,055
Net cash provided by financing activities	3,378,968	2,043,817
Net change in cash and cash equivalents	495,397	21,684
Cash at beginning of year	718,334	696,650
Cash at end of year	$ 1,213,731	$ 718,334
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 15,411.00	$ 130
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -
Issance of common stock as equity issuance costs	$ 46,669	$ 49,658

See accompanying notes to the financial statements

1.   NATURE OF OPERATIONS

Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the "Company"). The Company is a social network application that users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. The Company is headquartered in Atlanta, Georgia.

Fanbase is a subscription-based photo, video, live streaming, and long-form content social network that allows users to follow other users for free, and also subscribe to the same user for a monthly fee to exclusive content they create. The platform monetizes photo, video, Livestream, and long-form content in a social network environment, and anyone can be a creator on Fanbase. Subscriptions are bought in packs of 1, 3, or 5 for a monthly recuring subscription fee. Fanbase also provides the ability to like and love content. Likes are free engagement but when you "Love" a post you tip the content creator half a penny. Users also buy "Love" in packs of 100, 500, or 1000 for specific fees to use for loving photos, unlocking exclusive posts one at a time or gifting livestream engagement. Fanbase was created for the next generation. We believe there is no amount of innovation current platforms can do to attract the youth. The younger generation want their own platforms and there will always be a new market for them cause honestly kids don't want to be on the same apps as their parents. Fanbase is the foreseeable future of social media.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $ 963,731 and $468,334, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements exceeding of $1,000 are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful life
Computers	3 years
Furniture and Fixtures	5 years
Leasehold Improvements	3 to 10 years
TVs	5 years
Audio/Video Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Fanbase Social Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company derives all revenues from subscription-based photo, video, live streaming, and long-form content that allows users to follow other users for free and also subscribe to the same user for a monthly fee to view exclusive content they create. The platform monetizes photo, video, livestream, and long-form content in a social network environment.

Equity

In September 2022, the Company effected a 3.5-to-1 forward stock split of its authorized, issued, and outstanding common shares (see Note 3). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Cost of Revenue

Cost of revenue represents hosting costs, music licensing, direct payouts to recipients who have earned the monies from other application users, and direct expenses associated with events held.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $229,893 and $28,814, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2022.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain offices under an operating lease. Under the new standard, operating leases result in the recognition of Right of Use ("ROU") assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 190,330	$ 190,330	$ 190,330
Liabilities				
Current portion of leas	-	$ 69,401	69,401	$ 69,401
Lease obligation	-	$ 122,743	122,743	$ 122,743
Deferred rent current	-	-	-	$ -
Deferred rent non-curr	-	-	-	$ -
Equity				
Retained Earnings	$ -	(1,814)	(1,814)	$ (1,814)
Total	$ -	$ -	$ -	$ -

3.   RESTATEMENT

The company has restated its previously reported financial statements as of and for the year ended December 31, 2021, and related disclosures. The restatement of the company's financial statements is subsequent to an independent audit of the year 2022 financial statements. During the audit of the fiscal year 2022 financial statements, future payment liabilities were discovered that date back to December 31, 2021. It was identified that the Company should accrue liability payments due to creators for certain activities. During the 2022 audit, the December 31, 2021, micropayment liabilities that were not previously reported were determined to be material to the financial statements and required a prior period adjustment. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The following table summarizes the changes made to the December 31, 2021:

	Original	Adjustments	Restated
Net loss	$(1,922,257)	$ (116,420)	$(2,038,677)
Operating cash flows	(2,036,334)	116,421	(1,919,913)
Cash flows from investing activities	-	-	-
Total assets	696,650	-	696,650
Total liabilities	135,011	116,421	251,432
Accumulated deficit	(2,221,839)	(116,421)	(2,338,260)
Total equity.	718,309	(116,421)	601,888

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

	2022	2021
Computers	$ 5,635	$ 5,635
Furniture and Fixtures	13,027	8,630
Leasehold Improvements	54,735	54,735
TVs	13,172	13,172
Audio/Video Equipment	26,937	20,048
Property and equipment, at cost	113,506	102,220
Accumulated Depreciation	(38,965)	(11,311)
	$ 74,541	$ 90,909

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2020 were in the amount of $27,654 and $11,311 and, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 148,750,000 Class A voting Common Shares with at a par value of $0.01. As of December 31, 2022, and December 31, 2021, Common Shares in the amount of 16,625,000, have been issued and are outstanding after taking into consideration the 3.5-to-1 stock split that occurred in September 2022.

The Company is authorized to issue 26,250,000 Class B non-voting Common Shares with a par value of $0.01. As of December 31, 2022, and December 31, 2021, Common Shares in the amount of 5,360,909 and 3,931,270, respectively, have been issued and are outstanding after taking into consideration the 3.5 to 1 stock split that occurred in September 2022.

Preferred Stock

The Company is authorized to issue 25,000,000 Preferred Shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, no shares have been issued or outstanding.

6.   RELATED PARTY

The Company's CTO is the owner of their primary vendor, ConsultR. ConsultR is also a Class B shareholder of The Company's. ConsultR provides programming services in relation to the Company's app. For the years ended December 31, 2022, and 2021 the Company paid ConsultR fees associated with the development and programing of their app in the amounts of $1,265,135 and $928,459, respectively. These amounts are included in the research and development expenses on the income statement.   As of December 31, 2022, and 2021, accounts payable included $0 and $38,963, respectively, related to invoices payable to ConsultR.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of December 31,	2022	2021
Net opearating loss	$ (648,337)	$ (452,739)
Valuation allowance	648,337	452,739
	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of December 31,	2022	2021
Net operating loss	$ (5,257,710)	$(2,338,260)
Valuation allowance	5,257,710	2,338,260
	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,257,710, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,257,710. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 15, 2023, which is the date the financial statements were available to be issued.

As of March 15, 2023, the Company has received disbursements totaling $657,799 net of cost of issuance fees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $2,919,450 and $2,038,677 for the periods ended December 31, 2022, and 2021, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Watchlist

INVEST IN FANBASE TODAY!

Microcast Social Media

Fanbase is a free to download, free to use microcast social media platform with subscription capability for every user. Fanbase enables anyone to monetize their content charging $4.99...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



FANBASE
Microcast Social Media
Everyone Has A Fanbase.

$3,258,327.87 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV >

REASONS TO INVEST

- Fanbase allows users to individually create programming that is directly centered on their points of interest and entertainment without paying for hundreds of shows that they are not interested in viewing.
- Consumer spending on the top one hundred subscription applications rose by at least 30% globally, and by over 25% in the United States.*
- Subscription revenue went up 164% over the past 12 months, with Android MRR growth rate of 35% since launching in July 2021.

*source

Invest Now
$3.95 Per Share

PREVIOUSLY CROWDFUNDED
$5,725,164.96

RAISED	INVESTORS
$3,258,327.87	4,379
MIN INVEST	VALUATION
$244.90	$84.93M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$3,258,327.87 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV >

REASONS TO INVEST

- Fanbase allows users to individually create programming that is directly centered on their points of interest and entertainment without paying for hundreds of shows that they are not interested in viewing.
- Consumer spending on the top one hundred subscription applications rose by at least 30% globally, and by over 25% in the United States.*
- Subscription revenue went up 164% over the past 12 months, with Android MRR growth rate of 35% since launching in July 2021.

*source

Invest Now
$3.95 Per Share

PREVIOUSLY CROWDFUNDED
$5,725,164.96

RAISED $3,258,327.87 INVESTORS 4,379
MIN INVEST $244.90 VALUATION $84.93M

OUR TRACTION

Our Traction Milestones in 2022 include:

- Average engagement time for 2022 - 1 hour 31 minutes a day.
- Over 270k Users

Our Development Accomplishments in 2022 include:

Flickz, our short form video editor launched on **February 16th, 2022.**

Fanbase Audio 2.0, drop in audio chat launched on **April 13th, 2022.**

TikTok Migration Functionality launched on **June 23rd, 2022.**

Fanbase Audio Exclusive Subscriber Rooms

launched on **July 21st, 2022.**



FANBASE
EXCLUSIVE AUDIO ROOMS
00:31

New Unlimited Subscriptions Functionality

launched on **August 8th, 2022.**



FANBASE
Unlimited Subscriptions
unlimited subscriptions.
00:59

OVERVIEW

Pioneering Microcast Social Media.

Fanbase is a new frontier of social media, placing microcast and monetization capability at the forefront to the benefit of all users. By allowing any user to make money from their social content, they have the opportunity to create enormous consistent monthly revenue via their audience and increase authentic user engagement among their most interested followers. Fanbase users can post photos, videos, short form videos, create audio rooms, stories, broadcast live and post long form content to the platform to engage with audiences in a multitude of ways.



FANBASE
What Features Does Fanbase Have?
Photos And Videos
With Filters
Flickz
Short Form Video
Audio Chat Rooms
Monetized Audio Chat
Stories
Monetized
Fanbase Live
Live Streaming
Fanbase+
Long Form Content

What Is Microcast Social Media?



FANBASE
We Believe Microcast Media Is The Future Of Content Distribution.
But what exactly is Microcast Media?

Before we explain Microcast media, here are a couple examples of existing media distribution infrastructures.

The Broadcast Media Format.


FANBASE
The Broadcast Media Format
Large subscription based cable networks with hundreds of channels.
DIRECTV
comcast
xfinity
dish
Time Warner Cable
U-verse

Large subscription based cable networks with hundreds of channels like **DirecTV, Comcast, Xfinity, Dish, Time Warner** and **U-Verse**.

The Narrowcast Media Format.


FANBASE
The Narrowcast Media Format
Smaller subscription based channels with thousands of movies and shows.
Disney+
NETFLIX
hulu
HBOmax
tv+
prime video

Smaller subscription video on demand streaming apps with thousands of movies and shows like **Netflix, Disney+, Hulu, HBO MAX, Apple TV+** and **Prime Video**.

Now let's take a look at Microcast Media.


FANBASE
The Microcast Media Format
Direct to person or brand subscription channels that house niche content.
BEYONCÉ
LAKERS
kylie
NIKE
Influencer
LOUIS VUITTON
Inside a social network.

Individual direct to person or brand subscription channels that house niche content like **Beyonce, The Lakers, Kylie Jenner, Nike, Louis Vuitton** or an **Influencer** inside a social network.

Microcast subscriptions will allow users to individually create programming that is directly centered on their points of interest and entertainment without paying for hundreds of shows that they are not interested in viewing.

THE PROBLEM

We believe existing social media platforms are suppressing users' reach and content to increase ad revenue.

We believe in order for ad-based platforms like Instagram to make money they must suppress the reach of users. If a user can reach millions of people with their content, brands would pay the user directly and not pay Instagram for ads. Therefore Instagram must intentionally limit the

reach of your content by not showing it to all your followers.



source

More and more users on these platforms are increasingly frustrated. We have entered a true crisis in which the platforms are getting rich off of the creativity of the users, but own a monopoly on the advertising and revenue stemming from the entire user base.

Although other platforms are attempting to address these issues, they do not provide the organic ability to grow their following on the platform, leaving users without a current major following on other platforms in the dark. Some current platforms that monetize lean toward mainly adult content, which does not instill confidence in the plethora of creator types out there looking to monetize. Also making them non-brand safe.

The issue of negative treatment of creators and frustrated users on other platforms is well documented.

In July and September of 2022, celebrities Kim Kardiashian, Kylie Jenner, and Cardi B expressed their frustration with Instagram and its attempts to mimic rival platform Tiktok. The changes have affected the algorithm and visibility of their content, resulting in lower engagement with users. (source)



*These Celebrities are not endorsing Fanbase and have not expressed support for the app. They have solely commented on other social media apps.

source

In August of 2022, social media platform Triller was hit with a flurry of lawsuits and accusations from producers Swizz Beatz and Timbaland, Sony Music, and numerous other Black creators. The claims failure to pay for "Verzus", music royalties, and a black creator program.







source, source, source, source

We believe creators contribute so much to social media platforms only to have their pages deactivated, their content throttled down, and their visibility diminished, all while not compensating them for their contributions to the platform over and over again.

THE SOLUTION

Combining full content monetization and the scalability of a social network with NO content suppression.

Fanbase bridges the gap between traditional social platforms with the monetization aspects of other subscription-based applications by giving users the opportunity to do both natively in our application. Users can grow their organic followings and find their audience while also offering subscriber paid content for those who want exclusive access.



The
FANBASE
Difference
No Content Suppression
Reach To All Your Followers
Full Content Monetization

The ability for users to reach every single person that follows them creates the opportunity to generate limitless amounts of revenue and simultaneously engage with their suppressed audience. That is the difference between Fanbase and platforms that monetize from running ads.

THE MARKET

Subscription based applications are surging.

Over 50% of in-app purchases in 2020 were recurring. On Fanbase, creating a subscriber relationship directly with other users creates the opportunity to tap into multiple verticals of the subscriber economy on one platform. (source)



FANBASE
The Subscription Economy Will Grow To $1.5 Trillion Dollars By 2025.
SUBSCRIBE
More Than Double Its Current Value.
*Current value is $650 Billion

source

Gen Z and Black content creators continue to drive social media culture.



FANBASE

The Fanbase Persona Is Gen Z
In 2022, 75 million youth will become part of Gen Z making it the largest living generation ever.
Demographic
• Age 18-29
• Listens primarily to Hip Hop
• 3-5 hours a day on Social Media
• Multi Cultural Consumers
Behavior
• Self Expressive
• Intellectually Creative
• Authentic/True to Themselves
• Trend Setters
• Consumers & Creators
• Brand Loyal

The Fanbase persona is Gen Z. Gen Zers are trendsetters. Next year, 74 million people in the U.S. will be part of "Gen Z", which will make it the largest generation of all. (source)

FANBASE
We Believe The Youth Drive Social Media Growth And Others Agree.
In 2021 VCs would run to back a black-lead Tiktok killer
Just get 20 notable Tiktok creators to form a group, create a landing page, and watch! Do it!

A survey of US social media users by Pew Research shows that:

- On Instagram, the highest number of users are African Americans at 26% topping White and Hispanic users.
- 26% of people who identify as Black use Twitter.
- Black creators and users on YouTube were polled at 76% running a close second behind Hispanic users at 78%.
- 70% of Black respondents use Facebook.

WHAT WE DO

We make moving to Fanbase easy.

Easily migrate all your Instagram and TikTok content and captions over to Fanbase in just a few steps.

FANBASE
On Top Of All That We Make Moving To Fanbase Easy.
Easily copy all of your instagram photos and videos including your captions and profile information over to Fanbase in a few easy steps.
Let's create Together

THE BUSINESS MODEL

20% of all in-app purchases

Fanbase takes a 20% portion of all in-app purchases from users, including user purchases of 'Love' packs or subscriptions to their favorite creators.

FANBASE
Fanbase Keeps 20% Of All Revenue.
Income comes from in app purchases from the Apple / Google Play Stores

We payout all earned revenue over $25 to users at the beginning of every month.

HOW WE ARE DIFFERENT

We don't shadowban, suppress content, or run ads. Giving full reach and visibility to every user.

Our competition ranges from traditional social networks, which we believe fail to adequately provide reach to users' audiences on their own behalf, or subscription-based services like Patreon, which help users monetize audiences from other platforms, but we believe fail to provide adequate creator tools and native functionality.



We are a native app with real-time engagement and all of the network effects in one place. It's the one-stop-shop for users looking to find their own unique audience while building a community and drawing in monthly revenue. Because of this, we are also able to send notifications to keep users engaged, unlike our other competitors who have web apps.

Other subscription-based services allow users to live broadcast in real-time, however, their content skews mainly toward adult content and we are a place for users of all types.



source, source, source, source, source, source

WHY INVEST

Users should have equity in the social apps they use

The users are what give a social media platform their value. Without users the platform has no value. This is why we believe that users should have the opportunity to invest in the very platforms they will make billion dollar companies.



Fanbase is also leading the conversation in user equity by offering the opportunity for anyone to own shares in the very platform they use. Be the biggest spokesperson for a social media platform that lets you monetize on the front end and have equity on the backend.



ABOUT

HEADQUARTERS
976 Jefferson St. NW Suite I
Atlanta, GA 30318

WEBSITE
View Site

Fanbase is a free to download, free to use microcast social media platform with subscription capability for every user. Fanbase enables anyone to monetize their content charging $4.99 a month per subscriber, for exclusive access to photos, videos, audio chat rooms, and long-form content. Fanbase also has virtual currency known as "Love." That allows users to tip other users half a penny per love. Users can give love on any type of content on Fanbase.

TEAM



Isaac Hayes III
Chief Executive Officer

Isaac Hayes III is the Founder and Chief Executive Officer of Fanbase. Fanbase is a subscription-based social media platform that helps any user monetize the content they create.

He is a veteran songwriter-producer from Atlanta, Ga., As well as President and C.E.O of Isaac Hayes Enterprises, his late father Isaac Hayes' estate. His broad catalog of writing, producing, and licensing music for TV and film, his extensive experience in social media marketing, and his passion for African American entrepreneurship led him to develop Fanbase.

As CEO of Fanbase, Isaac is the driving force behind the platform's development and future path. In addition to his role as CEO, Isaac also runs two other businesses. His primary role is with Fanbase. Please refer to the offering materials for further details.





Ramiro Canovas
Chief Technology Officer

Ramiro Canovas is a seasoned tech professional with over a decade of experience. He worked in Dell EMC, a top storage company as the Senior Regional Software Specialist and as a partner in MTM Agency, a Georgia-based marketing, and advertising agency, prior to starting his own development agency, ConsultR.

ConsultR empowers organizations to reinvent themselves through creativity, technology, and innovation. His company has helped businesses like Taco Bell, FITTS, Heineken, and Pet Releaf to reach their customers through artfully crafted experiences.

In his role as Chief Technology Officer at Fanbase, he handles all the technology layers of the platform from development to integrations to data analytics. He is a former professional soccer player and avid fan.





Federico Cardinali
Dev Leader - Part-Time

Federico is our full-stack guru that manages our API and iOS teams. He has more than 12 years of experience in native developments and works closely with our CTO to architecture the platform and plan technical roadmaps. He loves funko pops and, of course, Star Wars. He is currently part-time in Fanbase working approximately 30 hours a week and spending the rest of the time with ConsultR (part-time)





Santiago Nogues
Creative Director - Part-Time

Santiago is our Creative Jedi that makes sure that our creatives lobes are always working. He has worked with brands such as Samsung, Toshiba, Jaguar among many others. A musician by heart that never stops surprising with his ideas and creative direction for Fanbase. He is currently part-time in Fanbase working approximately 25 hours a week and spending the rest of the time with ConsultR (part-time)





Dre Davis
Director / Creator Artist Relations - Part-Time

Dre Davis is responsible for architecting the celebrity and influencer creator culture on Fanbase and brings over 20 years of music industry experience and talent management to the position. Dre's new duties and responsibilities will include further expanding Fanbase's footprint as the premier creator platform for monetized content.





Maria Giuliana
Director of Audio



Julian Bravo
Coordinator - Part-Time



Bill Campbell
Music, Growth, and Flickz

Community - Part-Time

Combining her creative visions and passion for developing client relations Maria created MariaMaria- a creative communications agency providing services to help you find the right words at the right time, plan a solid event and navigate your branding with effective storytelling crucial to communicating your brand.



Julian comes from a very extensive agency background having worked with clients such as American Express, Loreal & Telefonica. He is the team guru that puts all the resources together for the machine to work seamlessly and on time. An innate people person that never fails. He is currently part-time in Fanbase working approximately 25 hours a week and spending the rest of the time with ConsultR (part-time)



Development Advisor

Bill Campbell is a Senior Executive with 30+ years of global expertise in Business Development, Operations, Strategic Planning, Business & Legal Affairs, and General Management.

He has in-depth industry experience in music, media, social, and entertainment markets. He previously served as advisor to TikTok and ByteDance helping scale and develop those companies.





GW Wright
Director Sports / Athletics - Part-Time

As a sports marketing insider, GW Wright is connected from C-suite boardrooms to locker rooms all across the nation. GW's main focus is building relationships with sports talent/teams/associations and brands to help foster meaningful partnerships that benefit all parties.





Suma Thumma
Data / Insights Manager - Part-Time

Suma has 13+ years of experience working in IT as a Business Intelligence Engineering Lead / Sr. Data Warehouse Developer.

Experience working with different cloud technologies. Extensive experience conducting data analysis and data modeling and building dashboards.



Arun Valliappan
Data / Insights Manager - Part-Time

Arun Valliappan is a technology executive and Entrepreneur with over 20 years of leadership and data architecture experience in transforming data and technology into revenue and efficiency gains. He has proven experience in setting direction and consulting companies to implement their Business Intelligence solutions and Reporting strategy.

Known for delivery of actionable insights to key leadership and institutionalizing a data driven analysis and decision-making culture.

Broad range of experience solving business problems for industry leaders in internet,retail,media and energy.

Specializing in Business Intelligence and Data Warehousing strategy, planning, technical architecture, infrastructure & operations, analysis & design, development & testing .

TERMS
Fanbase

Overview

PRICE PER SHARE
$3.95

VALUATION
$84.93M

DEADLINE ⓘ
Jun 27, 2023

FUNDING GOAL ⓘ
$10k - $5M

Breakdown

MIN INVESTMENT ⓘ
$244.90

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$4,999,989

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
2,531

SHARES OFFERED
Class B Non Voting Common Stock

MAX NUMBER OF SHARES OFFERED
1,265,820

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based: *These time based perks are based off of the launch date of 9/23/2022*

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based Perks:

$400+ | Bronze Tier

Early Access to new Fanbase features on the platform.

$1,000+ | Silver Tier

Early access to new Fanbase features on the platform, and 10,000 loves to use on Fanbase and verified profile badge.

$2,500+ | Gold Tier

Early access to new Fanbase features on the platform, 15,000 loves to use on Fanbase and a Fanbase T-Shirt and verified profile badge.

$5,000+ | Platinum Tier

Early access to new Fanbase features on the platform, 20,000 loves to use on Fanbase, a Fanbase T-Shirt and an early investor gold verified profile badge.

$10,000+ | Diamond Tier

*10% bonus shares, early access to new Fanbase features on the platform, 30,000 loves to use on Fanbase, a Fanbase T-Shirt, an early investor gold verified profile badge, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Fanbase you are eligible for additional bonus shares.

The 10% Bonus for StartEngine Shareholders*

Fanbase Social Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.95 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $395. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

ALL UPDATES

03.24.23

We've extended our raise! Invest Now!


FANBASE
We've Extended Our Round To
$3,330,000
Invest Now.

Good News!,

Fanbase has decided to extend our round to $3.33 million dollars and let those who want to invest have that opportunity.

Go to startengine.com/fanbase to invest now!

Thank You!

Fanbase

02.14.23

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Fanbase offering. Here's an excerpt describing the specifics of the change:

Fanbase is increasing their offering max funding goal and extending the end date by 60 days

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

12.22.22

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Fanbase offering. Here's an excerpt describing the specifics of the change:

Issuer is extending the campaign end date

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

12.19.22

URGENT UPDATE! CORRECT INFORMATION MISSING!



Greetings to those of you that have invested in this latest round for **Fanbase!** Thank you!

The good news is we have reached our goal of **$2.5 Million** and have wait listed dollars as well!

The urgent news is that there are there are **$111k total in Failed AMLs**. (**Anti Money Laundering Checks**)

There are also **$34k in payment errors**. Both of these issues can be resolved as long as you provide the correct information to StratEngine immediately.

If StartEngine cannot get the correct information from you as an investor to fix these errors, then **your investment will be returned and the wait listed dollars will fill your spot on the cap table and you will not be invested in Fanbase.**

Contact investor support immediately at this link so you can complete the investment process. https://help.startengine.com/contact/contact-us-ByDpITJXF

We will begin accepting wait listed dollars tomorrow afternoon. **Tuesday, December 20th**

This is very urgent that you respond TODAY.

Thank You,

Fanbase

12.14.22

* BREAKING NEWS! We've Raised $2,124,000!



Amazing News! We've just crossed $2,124,000 of committed investment for our current campaign.

Thank You to all of our new and returning investors! If you haven't invested and would still like to

go to startengine.com/fanbase to invest now. The minimum to invest is $245.

Seasons Greetings!

- Fanbase

12.09.22

OUR GOAL IS IN SIGHT! INVEST NOW!



This final round is is getting close to closing, with less than $650,000 left before we reach out goal. Don't wait til the last minute to invest in Fanbase.

12.07.22

NEW FEATURE! Pin Links In Audio Rooms!



It's release week on Fanbase!

Our latest update includes the ability to pin links in audio rooms!
That with some enhancements to audio camps and other fixes are in this latest release.

Update to the latest version of Fanbase to start pinning links in audio rooms today!

- Fanbase

12.07.22

Over $1.75 Million raised. THANK YOU! 🥳 INVEST NOW!

Amazing News! We've reached $1,750,000 in committed investment! Thank You!

We're closing in on $2 Million!

Invest now at http://startengine.com/fanbase
Don't miss this opportunity to invest! The minimum to invest is $245.

- Fanbase

11.25.22

GIVE THE GIFT OF EQUITY! Invest in Fanbase for the Holidays!



FANBASE
give the gift of equity.
invest in fanbase.
start engine

There's no better gift to give than the gift of ownership! For $245 you can invest in Fanbase! Go now to startengine.com/fanbase to invest. Happy Holidays!

Isaac

11.14.22

INVEST NOW! Over $1.3 Million raised in 6 weeks THANK YOU! 🥳

FANBASE
Microcast Social Media
We've Raised
$1.3 Million
In 6 Weeks Thank You!



Dear Fanbase Community,

We are more than halfway to closing this final round! We've raised over $1.3 Million in Committed Investments in 6 weeks!

Thank You for joining this powerful group of investors and champions for Fanbase. There's so much to be Thankful for this holiday season and YOU are a BIG part of that. If you haven't yet invested in Fanbase we'd love to have you on the cap table as an investor. This is history in the making. On to $2.5 million! 🥳

Isaac

Show More Updates



Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Fanbase.

$244

STARTENGINE
OWNER'S BONUS
This offering is eligible for the
StartEngine Owner's 10% Bonus
program. For details on this
program, please see the Offering
Summary section below.

Select

$400

BRONZE TIER
Early Access to new Fanbase
features on the platform.

Select

$1,000

SILVER TIER
Early access to new Fanbase
features on the platform, and
10,000 loves to use on Fanbase
and verified profile badge.

Select

$2,500

GOLD TIER
Early access to new Fanbase
features on the platform, 15,000
loves to use on Fanbase and a
Fanbase T-Shirt and verified
profile badge.

Select

$5,000

PLATINUM TIER
Early access to new Fanbase
features on the platform, 20,000
loves to use on Fanbase, a
Fanbase T-Shirt and an early
investor gold verified profile
badge.

Select

$10,000

DIAMOND TIER
10% bonus shares, early access to
new Fanbase features on the
platform, 30,000 loves to use on
Fanbase, Fanbase T-Shirt, early
investor gold verified profile
badge, and access to a private
dinner for Diamond level investors
with Founder and Exec Team

Select

JOIN THE DISCUSSION

SV

What's on your mind?

0/2500

Post

SS

Suresh Subramanian 22 INVESTMENTS
3 days ago

Hi isaac,
...
Show more

💬 0   ↑ 0   🚩

JN

Jean Nei 1 INVESTMENTS
6 days ago

Hi, I invested last February at $8.61 per share, but I see it is now $3.95
a share, can someone explain the difference?...
Show more

💬 2   ↑ 0   🚩

AS

Alan Schwartz 4 INVESTMENTS
3 days ago

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1: https://www.youtube.com/watch?v=_2VQBY_ZhXM&ab_channel=Fanbase

Intro music

0:03: Narrator Fanbase Exclusive Audio rooms are here.

Now tap, talk, and get paid

0:09: Narrator: Monetize your live podcasts and most engaging conversations

0:012: Narrator: you can now create exclusive audio chat rooms only for your subscribers and biggest fans.

0:018: Narrator: as a user subscribe, listen, and talk to your favorite creators.

0:23: Narrator: Now tap, talk, and get paid, because everyone is a fan of something and everyone has a fanbase.

VIDEO 2: https://www.youtube.com/watch?v=M2E75mvofcI&ab_channel=Fanbase

Intro music

0:00: Social Media is evolving. It's more vibrant, more colorful,more energetic, and so are you!

0:08: it's not just photos anymore, it's video, it's audio, it's subscriptions

0:13: and now there's Fanbase, a new monetized social network, fanbase delivers the complete native app experience with full content monetization for ever user, no algorithms that shadow ban your engagement or growth and no ads.

0:29: follow anyone for free and subscribe directly to your favorite creators for $4.99 a month.

0:33: plus show some love, by tipping on any post.

0:37: also make a fanbase page and monetize your content the same way

0:40: finally, connect with your followers by posting the amazing you already create

0:46: and now get paid for it! It's time to energize and monetize, cause everyone is a fan of something and everyone has a fanbase

Video 3

There are now no limit on the number of people you can subscribe to.

We are announcing unlimited subscriptions!

Previously to subscribe to a user, you'd have to select between 3 tiers between 1,3, or 5 users

to subscribe to.

We are discounting that model for an Unlimited model that gives you the choice on exactly how many people you want to subscribe to.

That can be 2 people, 7 people, or 20 people. You decide who you want to subscribe to.

With unlimited subscriptions, you have access to a user exclusive post, stories, Fanbase audio rooms,and exclusive Fanbase + long form content videos.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "FANBASE SOCIAL MEDIA, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF SEPTEMBER, A.D. 2022, AT 8:07 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

7635187 8100
SR# 20223495724

Authentication: 204365511
Date: 09-12-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:07 AM 09/12/2022
FILED 08:07 AM 09/12/2022
SR 20223493488 - File Number 7635187

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FANBASE SOCIAL MEDIA, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Fanbase Social Media, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is **Fanbase Social Media, Inc.** and that this corporation was originally incorporated pursuant to the General Corporation Law on October 1, 2019 under the name **Fanbase Social Media, Inc.**

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Fanbase Social Media, Inc.

ARTICLE II

The address of this corporation's registered office in the State of Delaware is 251 Little Falls Drive in the City of Wilmington, County of New Castle, 19808. The name of this corporation's registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

A. Authorization of Stock; Stock Split. Immediately upon the effectiveness of the filing of this Amended and Restated Certificate of Incorporation, and without further action on the

part of this corporation or any stockholder, each share of Class A Voting Common Stock, par value $0.01 per share ("Class A Voting Common Stock") shall convert into three and one half (3.5) shares of Class A Voting Common Stock, par value $0.01 per share (such conversion, the "Class A Voting Common Stock Split"), and each share of Class B Non-Voting Common Stock, par value $0.01 per share ("Class B Non-Voting Common Stock"), shall convert into three and one half (3.5) shares of Class B Non-Voting Common Stock, par value $0.01 per share (together with the Class A Voting Common Stock Split, the "Stock Split"). Each person registered on this corporation's books as the owner of any share or shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be registered on this corporation's books as the owner of the additional shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, as applicable, due to the Stock Split. Each person holding of record a stock certificate or certificates that represented shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to receive, upon surrender of such certificate or certificates, or appropriate evidence of loss thereof as shall be reasonably required by this corporation, a new certificate or certificates evidencing and representing the new number of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, as applicable, to which such person is entitled. This corporation is authorized to issue one class of stock to be designated Common Stock. The total number of shares of Common Stock authorized to be issued is 24,400,000, par value $0.01 per share (the "Common Stock"), of which 18,300,000 shares are designated Class A Voting Common Stock and 6,100,000 shares are designated as Class B Non-Voting Common Stock.

B.   Class A Voting Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Class A Voting Common Stock are as set forth below in this ARTICLE IV(B).

1.   Dividend Rights. The holders of the Class A Voting Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon any liquidation, dissolution or winding up of this corporation, either voluntary or involuntary, the assets of this corporation available for distribution to stockholders shall be distributed to the full extent permitted by law among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

3.   Redemption. The Class A Voting Common Stock is not redeemable at the option of the holder.

4.   Voting Rights. The holder of each share of Class A Voting Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2

C.   Class B Non-Voting Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Class B Non-Voting Common Stock are as set forth below in this ARTICLE IV(C).

1.   Dividend Rights. The holders of the Class B Non-Voting Common Stock shall not be entitled to receive any dividends that may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of ARTICLE IV(B) hereof.

3.   Redemption. The Class B Non-Voting Common Stock is not redeemable at the option of the holder.

4.   Voting Rights. Except as required by law, the Class B Non-Voting Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter.

5.   No Conversion Rights. Shares of Class B Non-Voting Common Stock are not convertible into shares of Class A Voting Common Stock.

ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

GDSVF&H\8418615.3

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this ARTICLE IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this ARTICLE IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this ARTICLE X shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ARTICLE XI

A.   <u>Forum Selection</u>. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Amended and Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE XI.

        B.   Personal Jurisdiction. If any action the subject matter of which is within the scope of ARTICLE XI(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce ARTICLE XI(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

        C.   Savings. If any provision or provisions of this ARTICLE XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE XI (including, without limitation, each portion of any sentence of this ARTICLE XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XII

        This corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

*   *   *

        THIRD: That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

5

THE UNDERSIGNED, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 9th day of September, 2022.

/s/ Isaac Hayes III
Isaac Hayes III, President